
SEC MAIL
RECEIVED
PROCESSING
FEB 2 3 2004
WASH.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	**0001018905**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 24, 2004 Series 2004-1	**333-85310**

Name of Person Filing the Document
(If Other than the Registrant)


04008814


PROCESSED
FEB 26 2004
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC SECURED ASSETS CORP.



By: ____________________
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: February 19, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*
99.2	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Impac Secured Assets Corp.

$199,300,000

Mortgage Pass-Through Certificates
Series 2004-1

Impac Secured Assets Corp.
(Depositor)

Deutsche Bank 

February 9, 2004

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential except as indicated herein and are intended for use by the addressee only. These reports are furnished to you solely by Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") and not by Impac Funding Corporation (the "Seller"), Impac Secured Assets Corp. (the "Depositor") or any of their affiliates. Neither DBSI, the Seller, the Depositor nor any of their affiliates make any representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The Computational Materials have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED February 9, 2004

Impac Secured Assets Corp.
Mortgage Pass-Through Certificates, Series 2004-1
$199,300,000 *(Approximate)*

Subject to a variance

Structure Overview(1)

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
A-1	$66,759,000	Floating	0.90	03/04 – 10/05	0	actual/360	03/34	Aaa / AAA
A-2	22,959,000	Fixed	2.00	10/05 – 06/06	24	30/360	03/34	Aaa / AAA
A-3	34,142,000	Fixed	3.00	06/06 – 01/08	24	30/360	03/34	Aaa / AAA
A-4	26,626,000	Fixed	5.00	01/08 – 10/10	24	30/360	03/34	Aaa / AAA
A-5	16,614,000	Fixed	8.00	10/10 – 04/12	24	30/360	03/34	Aaa / AAA
A-6	20,000,000	Fixed	6.34	03/07 – 04/12	24	30/360	03/34	Aaa / AAA
A-IO(2)	Notional	NAS IO	0.78 (3)	NA	24	30/360	03/34	Aaa / AAA
M-1	5,200,000	Fixed	5.44	03/07 – 04/12	24	30/360	03/34	Aa2 / AA
M-2	4,000,000	Fixed	5.44	03/07 – 04/12	24	30/360	03/34	A2 / A
M-3	3,000,000	Fixed	5.44	03/07 – 04/12	24	30/360	03/34	Baa2 / BBB
TOTAL *	**$199,300,000**							

* *Represents the approximate aggregate certificate principal balance of the Certificates.*
(1) to 10% Optional Termination
(2) Notional Amount
(3) Modified Duration

Pricing Speed	120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)

Transaction Overview

Offered Certificates:

- The Class A-1, Class A-2, Class-A-3, Class A-4, Class-A-5, Class A-6 and Class A-IO Certificates (collectively, the "Senior Certificates"), the Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Mezzanine Certificates"). The Senior Certificates together with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class-A-IO Certificates will be equal to 4.50% for the first 11 months, 3.50% for the next 13 months and 0.00% thereafter. The pass-through rate on the Senior Certificates (other than the Class A-1 Certificates and the Class A-IO Certificates) and the Mezzanine Certificates will be equal to a fixed rate, subject to the Net WAC Rate. The pass-through rate on the Class A-1 Certificates will be equal to a floating rate, subject to the Net WAC Rate.

Transaction Overview (Cont.)

Collateral:	As of the Cut-off Date, the Mortgage Loans will represent approximately 1,033 fixed-rate loans with an aggregate principal balance equal to $200,000,038.
Class A Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates
Class M Certificates:	Class M-1, Class M-2 and Class M-3 Certificates
Depositor:	Impac Secured Assets Corp.
Seller / Master Servicer:	Impac Funding Corporation.
Subservicer:	Initially, with respect to substantially all the mortgage loans, Countrywide Home Loans Servicing LP. The subservicing of substantially all the mortgage loans will be transferred to GMAC Mortgage Corporation or an affiliate thereof on or about April 30, 2004.
Trustee:	Deutsche Bank National Trust Company.
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	February 1, 2004.
Expected Pricing:	Week of February 9, 2004
Expected Closing Date:	On or about February 27, 2004
Record Date:	The Record Date for the Offered Certificates (other than the Class A-1 Certificates) will be the last business day of the month preceding the related Distribution Date. The Record Date for the Class A-1 Certificates will be the business day preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in March 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Interest Accrual Period:	Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The accrual period for the Class A-1 Certificates will be (a) as to the Distribution Date in March 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in March 2004, and (b) as to any Distribution Date after the Distribution Date in March 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis, except for the Class A-1 Certificates which will be calculated on an actual/360 basis.

Transaction Overview (Cont.)

Prepayment Period: With respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.

Accrued Certificate Interest: For the Offered Certificates on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of interest shortfalls allocated to such class to the extent not covered by subordination, including the interest portion of Realized Losses, Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Service Members Relief Act.

Interest Carry Forward Amount: The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Accrued Certificate Interest for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.

Senior Interest Distribution Amount: For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Accrued Certificate Interest for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate: With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the Subservicer is calculated, (iii) the rate at which the fee of the Radian Lender-Paid PMI Policy is calculated if such Mortgage Loan is a Radian PMI Insured Loan and (iv) the rate at which the fee payable to the Credit Risk Manager is calculated. The Administration Fee Rate is equal to approximately 0.323% as of the Cut-off Date.

Compensating Interest: The Master Servicer will be required to cover, or cause to be covered, Prepayment Interest Shortfalls in an amount up to the Master Servicer's and the Subservicer's compensation for such Distribution Date, without reimbursement therefore.

Prepayment Interest Shortfalls: Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Realized Losses: Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Net Mortgage Rate: For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Mortgage Insurance Policies: 99.65% of the Mortgage Loans with an original loan-to-value value ratio over 80% are covered by either a private mortgage insurance policy or a Radian Lender-Paid PMI Policy.

Transaction Overview (Cont.)

Optional Termination:

- If the total outstanding balance of all the Mortgage Loans on any Distribution Date is less than or equal to 10% of the total outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the holder of the Class C Certificates may repurchase the Mortgage Loans remaining in the trust, but is not required to do so. If the holder of the Class C Certificates elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.

P & I Advances:

- The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related Mortgage Loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the offered certificates and are not intended to guarantee or insure against losses. The Master Servicer is entitled to reimbursement for these advances.

Credit Enhancement:

- Excess Interest;
- Overcollateralization ("OC"); and
- Subordination

Allocation of Losses:

- On each Distribution Date, Realized Losses on the Mortgage Loans will:
  1. first, reduce the Net Monthly Excess Cashflow;
  2. second, reduce the Overcollateralization Amount, until reduced to zero;
  3. third, reduce the certificate principal balance of the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero;
  4. fourth, reduce the certificate principal balance of the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero; and
  5. fifth, reduce the certificate principal balance of the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero.
- There will be no allocation of Realized Losses to the Group A Certificates. Investors in the Group A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Group A Certificates all principal and interest amounts to which they are then entitled.
- Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Transaction Overview (Cont.)

Overcollateralization Target Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the certificate principal balance of the Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. The Overcollateralization Target Amount for the Offered Certificates, which will be fully established at issuance, is anticipated to be approximately 0.35% of the Cut-off Date principal balance of the Mortgage Loans. If, due to losses, the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Group A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Overcollateralization Target Amount.

Overcollateralization Target Percentage: For any Distribution Date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Deficiency Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralization Release Amount: An Overcollateralization Release Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Overcollateralization Target Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount: The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $25,000,000; from and including the 7th through the 14th Distribution Date $20,000,000; on the 15th distribution date $17,500,000; from and including the 16th through the 18th Distribution Date $15,000,000; from and including the 19th through the 20th Distribution Date $12,500,000; from and including the 21st through the 22nd Distribution Date $10,000,000; on the 23rd Distribution Date $7,500,000; on the 24th Distribution Date $5,000,000; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Group A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in March 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (the "Credit Enhancement Percentage" or "CE%") (calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 12.90%

Transaction Overview (Cont.)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	Moody's / S&P	Initial CE %
A	Aaa / AAA	6.45%
M-1	Aa2 /AA	3.85%
M-2	A2 / A	1.85%
M-3	Baa2 / BBB	0.35%

Net Monthly Excess Cashflow:

For any Distribution Date is equal to the sum of (i) any Overcollateralization Release Amount and (ii) the excess of the Available Funds over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Group A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Net WAC Rate:

(A) for the March 2004 Distribution Date through the February 2006 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs. In the case of the Class A-1 Certificates, the Net WAC Rate will be adjusted to an actual/360 basis.

Net WAC Rate Carryover Amount:

If on any Distribution Date the pass-through rate for the Class A Certificates, other than the Class A-IO Certificates, and the Mezzanine Certificates is limited to the Net WAC Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such Class A Certificates or Group M Certificates would have been entitled to receive on such Distribution Date if the Net WAC Rate would not have been applicable to such certificates over (b) the amount of interest accrued on such classes at the applicable Net WAC Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed together with interest thereon at the related pass-through rate for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Transaction Overview (Cont.)

Available Funds:

- For any Distribution Date, net of the Administration Fees and certain amounts owed to the Master Servicer, the Depositor and the Trustee as provided in the agreements, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all P & I Advances with respect to the Mortgage Loans received for the Distribution Date and (iv) all Compensating Interest paid by the Subservicer and the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period.

Class A-6 Lockout Distribution Amount:

- For any Distribution Date, the Class A-6 Lockout Distribution Percentage for that Distribution Date multiplied by the product of, (A) a fraction, the numerator of which is the certificate principal balance of the Class A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Class A-6 Lockout Distribution Percentage:

- The Class A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
March 2004 to February 2007	0%
March 2007 to February 2009	45%
March 2009 to February 2010	80%
March 2010 to February 2011	100%
March 2011 and thereafter	300%

Senior Principal Distribution Amount:

- With respect to any Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the principal collected on the Mortgage Loans during the related Due Period plus the Overcollateralization Deficiency Amount, if any, or minus the Overcollateralization Release Amount, if any.
- With respect to any Distribution Date on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 12.20% and (B) the Overcollateralization Target Percentage.
- The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates in the following order of priority:

1. To the Class A-6 Certificates, the Class A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof has been reduced to zero;
2. To the Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates, sequentially, in each case until the related certificate principal balance thereof has been reduced to zero.

Transaction Overview (Cont.)

Group M Principal Distribution Amount:

- On and after the Stepdown Date (if no Trigger Event exists), the Mezzanine Certificates will be entitled to payments of principal in the following amounts and order of priority:

1. To the Class M-1 Certificates, for any applicable Distribution Date, an amount (the "Class M-1 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 7.00% and (B) the Overcollateralization Target Percentage.
2. To the Class M-2 Certificates, for any applicable Distribution Date, an amount (the "Class M-2 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.00% and (B) the Overcollateralization Target Percentage.
3. To the Class M-3 Certificates, for any applicable Distribution Date, an amount (the "Class M-3 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized

Transaction Overview (Cont.)

Class M Principal Distribution Amount: (continued)

Losses incurred during the related Prepayment Period) multiplied by the Overcollateralization Target Percentage.

- Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Group A Certificates (other than the Class A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up:

- On the Distribution Date following the first possible optional termination date, the pass-through rates on the Class A-5, Class A-6, Class M-1, Class M-2 and Class M-3 Certificates will increase by 0.50% per annum, subject to the related Net WAC Rate.

Trigger Event:

- If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

- The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) the Mortgage Loans that have been converted to REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [60]% of the Credit Enhancement Percentage of the Class A Certificates on such Distribution Date.

Cumulative Loss Test:

- The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2007 to February 2008	[1.20]%
March 2008 to February 2009	[1.45]%
March 2009 to February 2010	[1.75]%
March 2010 to February 2011	[2.15]%
March 2011 and thereafter	[2.15]%

Transaction Overview (Cont.)

Payment Priority:

- On each Distribution Date, the Available Funds will be distributed as follows:

1. From the interest portion of the Available Funds, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date, and then to pay interest to the Mezzanine Certificates sequentially, excluding any Interest Carry Forward Amount from a prior Distribution Date.
2. From the principal portion of the Available Funds, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount".
3. From the principal portion of the Available Funds, to pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described in "Class M Principal Distribution Amount".
4. From excess interest, if any, to the Offered Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Offered Certificates to the extent necessary to maintain the Overcollateralization Target Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates sequentially.
6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates sequentially.
7. To pay any remaining amount to the non-offered Subordinate certificates in accordance with the Pooling and Servicing Agreement.

ERISA:

- All of the Offered Certificates are expected to be ERISA-eligible.

SMMEA Eligibility:

- The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Taxation – REMIC:

- One or more REMIC elections will be made for designated portions of the Trust (exclusive of the Net WAC Rate Carryover Amount).

Form of Registration:

- Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

- $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
A-1 (@par)	Yield (%)	1.253	1.253	1.253	1.253	1.253
	Avg Life	1.25	1.04	0.90	0.75	0.60
	Modified Duration	1.25	1.04	0.90	0.75	0.60
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Jul-06	Feb-06	Oct-05	Jul-05	Mar-05
A-2 (@par)	Yield (%)	3.114	3.097	3.080	3.056	3.015
	Avg Life	2.91	2.37	2.00	1.62	1.24
	Modified Duration	2.74	2.25	1.91	1.56	1.20
	First Payment Date	Jul-06	Feb-06	Oct-05	Jul-05	Mar-05
	Last Payment Date	Aug-07	Nov-06	Jun-06	Jan-06	Jul-05
A-3 (@par)	Yield (%)	3.749	3.735	3.720	3.696	3.659
	Avg Life	4.61	3.65	3.00	2.36	1.76
	Modified Duration	4.15	3.34	2.79	2.21	1.67
	First Payment Date	Aug-07	Nov-06	Jun-06	Jan-06	Jul-05
	Last Payment Date	Mar-10	Nov-08	Jan-08	Jan-07	Apr-06
A-4 (@par)	Yield (%)	5.074	5.061	5.045	5.023	4.977
	Avg Life	8.70	6.47	5.00	3.76	2.51
	Modified Duration	6.83	5.36	4.31	3.34	2.31
	First Payment Date	Mar-10	Nov-08	Jan-08	Jan-07	Apr-06
	Last Payment Date	Feb-16	Aug-13	Oct-10	Dec-08	Jan-07
A-5 (@par)	Yield (%)	5.784	5.777	5.768	5.751	5.717
	Avg Life	11.99	9.74	8.00	5.96	3.90
	Modified Duration	8.45	7.27	6.25	4.91	3.40
	First Payment Date	Feb-16	Aug-13	Oct-10	Dec-08	Jan-07
	Last Payment Date	Feb-16	Nov-13	Apr-12	Aug-10	Oct-08
A-6 (@par)	Yield (%)	4.804	4.801	4.798	4.792	4.777
	Avg Life	7.18	6.73	6.34	5.63	4.48
	Modified Duration	5.87	5.57	5.31	4.81	3.94
	First Payment Date	Mar-07	Mar-07	Mar-07	Apr-07	Jun-07
	Last Payment Date	Feb-16	Nov-13	Apr-12	Aug-10	Oct-08
M-1 (@par)	Yield (%)	5.232	5.221	5.211	5.197	5.181
	Avg Life	8.00	6.48	5.44	4.47	3.69
	Modified Duration	6.26	5.28	4.56	3.86	3.27
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Apr-07
	Last Payment Date	Feb-16	Nov-13	Apr-12	Aug-10	Oct-08
M-2 (@par)	Yield (%)	5.737	5.725	5.714	5.698	5.679
	Avg Life	8.00	6.48	5.44	4.45	3.61
	Modified Duration	6.12	5.18	4.49	3.79	3.17
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	Feb-16	Nov-13	Apr-12	Aug-10	Oct-08
M-3 (@par)	Yield (%)	6.009	5.998	5.986	5.969	5.948
	Avg Life	8.00	6.48	5.44	4.45	3.58
	Modified Duration	6.05	5.13	4.45	3.76	3.12
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	Feb-16	Nov-13	Apr-12	Aug-10	Oct-08

Sensitivity Table
To Maturity

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
A-1 (@par)	Yield (%)	1.253	1.253	1.253	1.253	1.253
	Avg Life	1.25	1.04	0.90	0.75	0.60
	Modified Duration	1.25	1.04	0.90	0.75	0.60
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Jul-06	Feb-06	Oct-05	Jul-05	Mar-05
A-2 (@par)	Yield (%)	3.114	3.097	3.080	3.056	3.015
	Avg Life	2.91	2.37	2.00	1.62	1.24
	Modified Duration	2.74	2.25	1.91	1.56	1.20
	First Payment Date	Jul-06	Feb-06	Oct-05	Jul-05	Mar-05
	Last Payment Date	Aug-07	Nov-06	Jun-06	Jan-06	Jul-05
A-3 (@par)	Yield (%)	3.749	3.735	3.720	3.696	3.659
	Avg Life	4.61	3.65	3.00	2.36	1.76
	Modified Duration	4.15	3.34	2.79	2.21	1.67
	First Payment Date	Aug-07	Nov-06	Jun-06	Jan-06	Jul-05
	Last Payment Date	Mar-10	Nov-08	Jan-08	Jan-07	Apr-06
A-4 (@par)	Yield (%)	5.074	5.061	5.045	5.023	4.977
	Avg Life	8.70	6.47	5.00	3.76	2.51
	Modified Duration	6.83	5.36	4.31	3.34	2.31
	First Payment Date	Mar-10	Nov-08	Jan-08	Jan-07	Apr-06
	Last Payment Date	Feb-16	Aug-13	Oct-10	Dec-08	Jan-07
A-5 (@par)	Yield (%)	5.873	5.877	5.874	5.845	5.722
	Avg Life	15.94	13.06	10.68	7.54	3.94
	Modified Duration	10.07	8.85	7.68	5.85	3.43
	First Payment Date	Feb-16	Aug-13	Oct-10	Dec-08	Jan-07
	Last Payment Date	Mar-29	Sep-25	Jul-22	Nov-18	Jun-09
A-6 (@par)	Yield (%)	4.806	4.805	4.809	4.835	4.896
	Avg Life	7.22	6.80	6.50	6.20	5.83
	Modified Duration	5.89	5.62	5.41	5.20	4.93
	First Payment Date	Mar-07	Mar-07	Mar-07	Apr-07	Jun-07
	Last Payment Date	Nov-28	Jun-25	May-22	Sep-18	Oct-14
M-1 (@par)	Yield (%)	5.264	5.259	5.253	5.242	5.226
	Avg Life	8.86	7.22	6.06	4.97	4.05
	Modified Duration	6.65	5.66	4.92	4.17	3.53
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Apr-07
	Last Payment Date	May-29	Nov-25	Sep-22	Jan-19	Dec-14
M-2 (@par)	Yield (%)	5.767	5.762	5.755	5.742	5.725
	Avg Life	8.86	7.22	6.07	4.94	3.98
	Modified Duration	6.48	5.54	4.82	4.09	3.42
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	Jun-29	Jan-26	Nov-22	Feb-19	Jan-15
M-3 (@par)	Yield (%)	6.040	6.034	6.026	6.013	5.994
	Avg Life	8.86	7.22	6.07	4.94	3.94
	Modified Duration	6.40	5.48	4.78	4.06	3.37
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	Jul-29	Feb-26	Dec-22	Mar-19	Jan-15

Class A-IO Yield Table (To 10% Call)

Given : Price (%)		68% CPR	69% CPR	70% CPR	71% CPR	72% CPR
5.387899	Yield	3.000	3.000	1.749	1.749	-0.198

Fixed Rate Bonds Net WAC Schedule (To 10% Call)

Period	Date	Net WAC Cap (%)	Period	Date	Net WAC Cap (%)
1	3/25/2004	6.13	51	5/25/2008	6.70
2	4/25/2004	6.13	52	6/25/2008	6.70
3	5/25/2004	6.12	53	7/25/2008	6.70
4	6/25/2004	6.11	54	8/25/2008	6.70
5	7/25/2004	6.11	55	9/25/2008	6.70
6	8/25/2004	6.10	56	10/25/2008	6.70
7	9/25/2004	6.21	57	11/25/2008	6.70
8	10/25/2004	6.20	58	12/25/2008	6.70
9	11/25/2004	6.19	59	1/25/2009	6.70
10	12/25/2004	6.17	60	2/25/2009	6.70
11	1/25/2005	6.16	61	3/25/2009	6.70
12	2/25/2005	6.27	62	4/25/2009	6.70
13	3/25/2005	6.26	63	5/25/2009	6.70
14	4/25/2005	6.25	64	6/25/2009	6.70
15	5/25/2005	6.30	65	7/25/2009	6.70
16	6/25/2005	6.35	66	8/25/2009	6.70
17	7/25/2005	6.34	67	9/25/2009	6.70
18	8/25/2005	6.33	68	10/25/2009	6.70
19	9/25/2005	6.38	69	11/25/2009	6.70
20	10/25/2005	6.38	70	12/25/2009	6.70
21	11/25/2005	6.43	71	1/25/2010	6.70
22	12/25/2005	6.43	72	2/25/2010	6.70
23	1/25/2006	6.49	73	3/25/2010	6.70
24	2/25/2006	6.56	74	4/25/2010	6.70
25	3/25/2006	6.70	75	5/25/2010	6.70
26	4/25/2006	6.70	76	6/25/2010	6.70
27	5/25/2006	6.70	77	7/25/2010	6.70
28	6/25/2006	6.70	78	8/25/2010	6.70
29	7/25/2006	6.70	79	9/25/2010	6.70
30	8/25/2006	6.70	80	10/25/2010	6.70
31	9/25/2006	6.70	81	11/25/2010	6.70
32	10/25/2006	6.70	82	12/25/2010	6.70
33	11/25/2006	6.70	83	1/25/2011	6.70
34	12/25/2006	6.70	84	2/25/2011	6.70
35	1/25/2007	6.70	85	3/25/2011	6.71
36	2/25/2007	6.70	86	4/25/2011	6.71
37	3/25/2007	6.70	87	5/25/2011	6.71
38	4/25/2007	6.70	88	6/25/2011	6.71
39	5/25/2007	6.70	89	7/25/2011	6.71
40	6/25/2007	6.70	90	8/25/2011	6.71
41	7/25/2007	6.70	91	9/25/2011	6.71
42	8/25/2007	6.70	92	10/25/2011	6.71
43	9/25/2007	6.70	93	11/25/2011	6.71
44	10/25/2007	6.70	94	12/25/2011	6.71
45	11/25/2007	6.70	95	1/25/2012	6.71
46	12/25/2007	6.70	96	2/25/2012	6.71
47	1/25/2008	6.70	97	3/25/2012	6.71
48	2/25/2008	6.70	98	4/25/2012	6.71
49	3/25/2008	6.70	99	5/25/2012	6.71
50	4/25/2008	6.70			

DESCRIPTION OF THE COLLATERAL

SUMMARY OF THE MORTGAGE LOANS *

Number of Mortgage Loans:	1,033	W.A. Effective LTV:	69.74%
Aggregate Principal Balance:	$200,000,038	Range:	10.00% - 90.00%
Conforming Principal Balance:	$156,387,300	First Liens:	100.00%
Conforming Principal Balance Percent:	78.19%		
		Non-Balloon Loans:	99.94%
Average Principal Balance:	$193,611		
Range:	$31,295 - $1,493,146	W.A. FICO Score[(1)]:	686
W.A. Coupon:	7.020%	Property Type:	
Range:	4.375% - 10.385%	Single Family:	67.98%
		PUD:	10.56%
W.A. Stated Remaining Term (months):	344 months	2-4 Family:	14.80%
Range:	170 months - 360 months	Condo:	6.27%
		Manufactured:	0.27%
W.A. Seasoning: (months)	2	Townhouse	0.13%
Latest Maturity Date:	February 1, 2034		
		Occupancy Status:	
State Concentration (>5%):		Primary Residence:	76.79%
California:	40.99%	Non-Owner Occupied:	21.05%
Florida:	15.58%	Second Home:	2.16%
New Jersey:	6.88%		
New York:	5.49%	Documentation Status:	
		Full Documentation:	16.41%
Interest Only Loans:	4.28%	Stated Income / Alt:	37.97%
		Express:	34.44%
W.A. Original LTV:	77.00%	Express - No Documentation:	11.18%
Range:	10.00% - 100.00%		
		W.A. Original Prepayment Penalty – Term:	44 months
Loans with Mortgage Insurance:	28.57%	Loans with Prepay Penalties:	58.76%

(1) For loans that were scored

* Collateral Information as of the February 1, 2004 Statistical Cut-Off Date

DESCRIPTION OF THE COLLATERAL

Principal Balances at Origination of the Mortgage Loans *

Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Cut-Off Date Aggregate Principal Balance
0.01 - 50,000.00	5	$200,841	0.10%
50,000.01 - 100,000.00	172	14,128,451	7.06
100,000.01 - 150,000.00	280	34,703,002	17.35
150,000.01 - 200,000.00	236	41,159,993	20.58
200,000.01 - 250,000.00	126	28,245,464	14.12
250,000.01 - 300,000.00	81	22,023,550	11.01
300,000.01 - 350,000.00	40	12,995,142	6.50
350,000.01 - 400,000.00	36	13,546,244	6.77
400,000.01 - 450,000.00	10	4,289,045	2.14
450,000.01 - 500,000.00	14	6,704,523	3.35
500,000.01 - 550,000.00	10	5,205,870	2.60
550,000.01 - 600,000.00	7	3,993,081	2.00
600,000.01 - 650,000.00	7	4,473,629	2.24
650,000.01 - 700,000.00	3	2,018,233	1.01
700,000.01 - 750,000.00	2	1,490,571	0.75
850,000.01 - 900,000.00	1	883,815	0.44
1,150,000.01 - 1,200,000.00	1	1,193,823	0.60
1,250,000.01 - 1,300,000.00	1	1,251,614	0.63
1,450,000.01 - 1,500,000.00	1	1,493,146	0.75

Exhibit 99.2

DESCRIPTION OF THE COLLATERAL

FICO Score of the Mortgage Loans *

FICO Score	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Cut-Off Date Aggregate Principal Balance
Not Available	2	$174,853	0.09%
501 - 550	5	643,991	0.32
551 - 600	42	7,295,733	3.65
601 - 650	238	43,133,047	21.57
651 - 700	383	73,604,960	36.80
701 - 750	244	50,840,932	25.42
751 - 800	111	22,990,174	11.50
Greater than or equal to 801	8	1,316,348	0.66
Total:	**1,033**	**$200,000,038**	**100.00%**

* Collateral Information as of the February 1, 2004 Statistical Cut-Off Date